U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                              MCKESSON CORPORATION
___________________________________________________________________________

2.  Name of the person relying on exemption:

                       AMALGAMATED BANK LONGVIEW FUNDS
___________________________________________________________________________

3. Address of the person relying on exemption:

                   275 SEVENTH AVENUE, NEW YORK, NY   10001
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


(LOGO) AMALGAMATED BANK          (LOGO) UAW RETIREE MEDICAL BENEFITS TRUST

For Immediate Release               Contact:  Taylor Maxwell, 646-200-5330
July 29, 2013	                            taylor.maxwell@berlinrosen.com

                VOTE ON CLAWBACK PROPOSAL SET FOR MCKESSON CORP
                         SHAREHOLDER MEETING WEDNESDAY

    Proposal would increase transparency, enhance executive accountability and encourage pay-for-performance at the company

New York, NY, July 29, 20130- Two major investor groups are backing a proposal- scheduled for a vote on Wednesday at McKesson Corporation's (NYSE:
 MCK) annual shareholder meeting - that would significantly strengthen the company's clawback policy. The proposal, submitted by Amalgamated Bank's LongView Funds and the UAW Retiree Medical Benefits Trust, is designed to increase transparency, encourage executive pay-for-performance, and discourage senior executives from engaging in behavior that could cause significant financial harm to the company. Proxy advisory firms Institutional Shareholder Services (ISS) and Glass Lewis have also announced their support for the shareholder proposal.

"Clawbacks reinforce pay for performance: if executives' pay was based on misconduct or false financial reports, it should be returned" said Scott Zdrazil, Director of Corporate Governance at Amalgamated Bank. "It is not in the company's or investors' interest to see a repeat of costly legal settlements at McKesson. If an executive's actions have caused significant financial harm to the company and its shareholders, the board should have the authority to adjust pay accordingly and shareholders should know about it."

The shareholder proposal asks the company board to both strengthen McKesson's clawback policy and to publicly report when the clawback is applied. The proposal has three main elements:

  - It argues that the company's current policy is too weak because it limits misconduct to acts that are "intentional," irrespective of the degree of harm such misconduct may cause.

  - It submits that the existing policy sets too high a standard under which clawbacks may be applied, noting that the current standard would not cover fraud, theft or embezzlement as long as the errant executive does not steal enough money to materially harm the corporation.

  - It asks the company to disclose when a clawback policy is applied, which the proponents note is important for investors' confidence in the board's commitment to deter fraud and promote an ethical culture.

McKesson has paid over $1 billion in recent years to settle various regulatory and legal disputes but has not publicly disclosed any application of a clawback policy. At the same time, Forbes reported last year that McKesson CEO John Hammergren was the highest paid executive in the country, earning $131.19 million in total compensation. And this year, the company set a record when it agreed to a $159 million pension plan for Hammergren.

"We encourage the Board to strengthen its clawback and commit to transparency," said Zdrazil. "Doing so will signal to executives and shareholders alike that future costly settlements will have consequences and corporate assets will be recovered."

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"We believe effective clawback policies help companies mitigate regulatory and legal risks by defining expectations for ethical behavior and consequences for misconduct," added Meredith Miller, Chief Corporate Governance Officer for the UAW Retiree Medical Benefits Trust.

Amalgamated Bank's LongView Funds and the UAW Trust collectively hold 150,999 shares of McKesson Corp.


ABOUT AMALMGAMATED BANK
Established in 1923 by the Amalgamated Clothing Workers of America,
Amalgamated Bank continues the progressive traditions of its founders as the largest majority union-owned bank in the United States. The bank's corporate divisions include Retail Banking, Amalgamated CapitalTM, Investment Management, Commercial Banking, and Commercial Real Estate Finance. Amalgamated has 24 retail branches including 20 in New York City as well as branches in: Las Vegas, Nevada; Lyndhurst, New Jersey; Pasadena, California, and Washington, D.C. Amalgamated Bank's LongView Funds manage about $10 billion in assets for various institutional investors, primarily employee benefit funds. The Bank works to enhance shareholder value through corporate governance reforms at portfolio companies. Visit www.amalgamatedbank.com.

ABOUT THE UAW RETIREE MEDICAL BENEFITS TRUST
The $52.4 billion UAW Retiree Medical Benefits Trust is the largest non-governmental payor of retiree health care benefits in the United States, providing health care benefits to over 800,000 UAW retirees and dependents.

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